Exhibit 99.d.3.a

EXHIBIT A*

SUBADVISORY AGREEMENT AMONG

ABERDEEN ASSET MANAGEMENT INC., ABERDEEN FUNDS

AND ABERDEEN ASSET MANAGERS LIMITED

The Subadviser is entitled to the percentage of the advisory fee received after fee waivers and expense reimbursements, if any, by the Adviser for the relevant Fund as detailed below:

Funds of the Trust	Percent of Advisory Fees
Aberdeen Emerging Markets Fund	45%

Aberdeen International Equity Fund	90%

Aberdeen Global Equity Fund	90%

Aberdeen Global Natural Resources Fund	90%

Aberdeen Core Plus Income Fund	15%

Aberdeen Global Fixed Income Fund**	90%

Aberdeen Global Small Cap Fund**	90%

Aberdeen Global High Yield Bond Fund	35%

Aberdeen Emerging Markets Debt Local Currency Fund	90%

Aberdeen Emerging Markets Debt Fund	90%

Aberdeen European Equity Fund	90%

*As most recently updated at the December 5, 2012 Board Meeting.

A-1